WESTERN COPPER AND GOLD CORPORATION

(the "Company")

Annual General and Special Meeting

June 17, 2021

REPORT OF VOTING RESULTS

Section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations

The following sets forth a summary of matters voted upon at the annual general and special meeting of shareholders of the Company held on June 17, 2021 (the "Meeting") and the outcome of the vote for each such matter.

1. Based on proxies received and votes conducted by ballot during the Meeting, the following persons were elected as directors of the Company, with a majority of "For" votes, to serve until the next annual general meeting of shareholders of the Company:

Director	Votes Cast For	% Votes Cast For	Votes Withheld	% Votes Withheld
Dale Corman	37,914,385	99.84%	59,468	0.16%
Tara Christie	25,298,389	66.62%	12,675,464	33.38%
Michael Vitton	36,782,786	96.86%	1,191,067	3.14%
Bill Williams	37,833,124	99.63%	140,729	0.37%
Kenneth Williamson	36,863,913	97.08%	1,109,940	2.92%
Klaus Zeitler	36,846,819	97.03%	1,126,534	2.97%

2. Based on proxies received and votes conducted by show of hands during the Meeting, PricewaterhouseCoopers LLP were appointed as auditors of the Company for the ensuing year at remuneration to be fixed by the directors.

3. Based on proxies received and votes conducted by ballot during the Meeting, unallocated stock options under the Company's stock option plan were approved, with the following results:

	Votes Cast For	% Votes Cast For	Votes Against	% Votes Against
Unallocated Options Under Stock Option Plan	32,863,458	86.54%	5,110,395	13.46%

4. Based on proxies received and votes conducted by ballot during the Meeting, certain amendments to the Company's stock option plan were approved, with the following results:

	Votes Cast For	% Votes Cast For	Votes Against	% Votes Against
Stock Option Plan Amendments	34,124,186	89.86%	3,849,667	10.14%

5. Based on proxies received and votes conducted by show of hands during the Meeting, the adoption of a new deferred share unit plan of the Company was approved.

6. Based on proxies received and votes conducted by ballot during the Meeting, the adoption of a new restricted share unit plan of the Company was approved, with the following results:

	Votes Cast For	% Votes Cast For	Votes Against	% Votes Against
Restricted Share Unit Plan	28,707,349	75.60%	9,266,503	23.40%

Date: June 17, 2021